# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lovesac Co, CIK 0001701758
CUSIP: 54738L109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 421 ATLANTIC STREET, SUITE 200, STAMFORD, Connecticut (CT), 06901
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001164508

## Reporting persons
- ARROWSTREET CAPITAL, LIMITED PARTNERSHIP: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 748,036; shared voting power 0; sole dispositive power 780,636; shared dispositive power 0; aggregate amount beneficially owned 780,636 (5.3% of the class)
- ARROWSTREET CAPITAL HOLDING LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 748,036; shared voting power 0; sole dispositive power 780,636; shared dispositive power 0; aggregate amount beneficially owned 780,636 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Lovesac Co
Address of issuer's principal executive offices: 421 ATLANTIC STREET, SUITE 200, STAMFORD, CONNECTICUT, 06901

## Item 2. Person Filing
Name of person filing:
Arrowstreet Capital, Limited Partnership ("ASC")
Arrowstreet Capital Holding LLC ("ACH")
Address of principal business office or, if none, residence:
200 Clarendon Street 30th Floor
Boston Massachusetts 02116
Citizenship:
ASC: Massachusetts
ACH: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 780,636
Percent of class:
ASC: 5.3%
ACH: 5.3%
Sole power to vote or to direct the vote: 748,036
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 780,636
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule is filed by ASC, in its capacity as investment adviser to a number of its investment advisory clients, and by ACH, in its capacity as the ultimate parent company of ASC. The securities to which this Schedule relates are held by investment advisory clients of ASC. No such investment advisory client of ASC is known by ASC or by ACH to hold more than five percent of the class of securities to which this Schedule relates.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ARROWSTREET CAPITAL, LIMITED PARTNERSHIP: Kimberly Kelley, Chief Compliance Officer (02/13/2026)
- ARROWSTREET CAPITAL HOLDING LLC: Eric Burnett, Member and Authorized Signatory (02/13/2026)